

February 8, 2013

Via E-mail
Drew Massey
President and Chief Executive Officer
maniaTV Inc.
8335 Sunset Boulevard
West Hollywood, California 90069

>   **Re: maniaTV Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 23, 2013**
>   **File No. 333-185270**

Dear Mr. Massey:

   We have reviewed the above-referenced filing and the related response letter dated January 23, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, prior comments refer to those in our letter dated December 28, 2012.

Risk Factors, page 11

General

1.   We refer to your response to prior comment 7. Please revise the risk factor on page 25 to disclose that if you do not file a Form 8-A and you have less than three hundred record holders at the beginning of your next fiscal year, your reporting obligations under Section 15(d) will be suspended and you will not be required to file periodic reports following your first Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 54

2.   Please provide more details about your plan of operations for the next twelve months by revising this section to include detailed milestones for each of the goals identified in this section, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding.

Key Performance Indicators, page 55

3.   We note the revisions made in response to prior comment 13. Please disclose the number of unique visitors to your website in 2010 and 2011. Also, define the term "unique visitor" in the prospectus and explain how the number of unique visitors relates to the measurement of the size of your audience.

Future Liquidity and Cash Requirements, page 59

4.   We note your response to prior comment 14. Disclose in this section the minimum amount of cash you believe will be necessary to fund your planned operations for the next twelve months, as well as the minimum period of time that you are able to conduct your planned operations using currently available capital resources.

Notes to Financial Statements

Note 1. Organization, Operations and summary of Significant Accounting Policies

Revenue Recognition, page F-8

5.   We note the added disclosure in response to prior comment 16 that you report revenues net of amounts paid to advertising agencies as the agencies are generally responsible for supplying commercial advertising content desired by the customer, the company's rates are fixed, and the agencies have credit risk with the company. Please describe for us in greater detail the nature and terms of the transactions involving advertising brokers and networks to monetize unused advertising inventory. In your response, compare and contrast how the nature of these arrangements differ from direct sales to advertising agencies in terms of the service performed, who the customer is, who the primary obligor is, how pricing is established, and credit risk.

        You may contact Joyce Sweeney at (202) 551-3449, Staff Accountant, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551 3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney

cc: <u>Via Email</u>
        Jon D. Sawyer, Esq.
        Jin, Schauer & Saad LLC